

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

February 2, 2010

Mr. Joseph J. Glusic
CEO and President
Magnum d'Or Resources, Inc.
1326 SE 17th Street, #513
Ft. Lauderdale, FL 33316

RE: **Form 8-K Item 4.01 filed January 25, 2010**
       Form 8-K/A Item 4.01 filed February 1, 2010
       File #0-31849

Dear Mr. Glusic:

　　　　We have completed our review of your Form 8-K and related filings and have no
further comments at this time.

　　　　If you have any further questions regarding our review of your filings, please
direct them to the undersigned at (202) 551-3866.

　　　　　　　　　　　Sincerely,

　　　　　　　　　　　Jeffrey Gordon
　　　　　　　　　　　Staff Accountant